UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2018 (Report No. 3)

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant’s name into English)

PO Box 318, Tel-Aviv, Israel 6100201

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Attached hereto and incorporated into this Form 6-K is Exhibit 99.1, which includes unaudited financial information about Bioblast Pharma Ltd.’s (the “Registrant”) as of and for the six months ended June 30, 2018. Exhibit 99.1 is furnished herewith solely for the purpose of meeting the requirements of Nasdaq Stock Market Rule 5250(c)(2) in connection with the submission of an interim balance sheet and income statement as of the end of the Registrant’s second quarter.

Exhibit 99.1 attached to this Form 6-K of the Registrant is incorporated by reference into the registration statements on Form S-8 (File No. 333-203114 and File No. 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Unaudited Financial Information as of and for the six months ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo Interim Chief Executive Officer

Date: December 31, 2018